Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc. (SEC File No. 001-32597); OCI N.V.

SEC File No. of

Registration Statement on Form S-4 filed by

CF B.V.: 333-207847

Date: March 2, 2016

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information

CF B.V. (“New CF”) has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-207847) that includes a preliminary proxy statement of CF Industries Holdings, Inc. (“CF Industries”) and a preliminary shareholders circular of OCI N.V. (“OCI”), each of which also constitutes a preliminary prospectus of New CF. The registration statement has not been declared effective by the SEC. The definitive proxy statement/prospectus will be delivered to CF Industries shareholders and the definitive shareholders circular/prospectus will be delivered to OCI shareholders as required by applicable law after the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542.

Participants in the Solicitation

CF Industries and New CF and their respective directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015 and CF Industries’ Current Report on Form 8-K filed with the SEC on September 8, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC by New CF.

CF Industries

March 2, 2016

10:45 a.m. EST

Steve Byrne:

My name’s Steve Byrne.  I cover US (inaudible) BofA.  It’s a pleasure for me to introduce Tony Will, CEO of the company for a little more than two years.  He’s been with the company for ten, and he’s an engineer by training, and he was with Accenture—a partner there for quite some time.  So, quite a bit of experience that’s relevant for CF.

I covered the stock in last decade for many years, and then started my due diligence again in the early summer of 2015, and was really frustrated because I was having troubles reaching Tony. And then, all of a sudden, boom—an announcement comes out about GrowHow. Boom—another one comes out about CHS; and then another one with OCI. So, the guy was extremely busy in the early summer and has really transformed the company.

With respect to some of these transactions, I have to make a comment here. And that is, with respect to OCI, I need to declare that we as a bank were involved. And so, any discussion with respect to OCI, I have to recuse myself from commenting on my view on it, and I apologize for that, but that’s the ask. We have plenty to talk about here, with nitrogen fundamentals.

And so, I will turn it over to Tony to make a few remarks, and we’ll drill into the fundamentals after that. Tony?

Tony Will:

Thanks, Steve, and good morning, everyone. Thanks for coming out this morning. Just on the one topic that Steve can’t broach, my understanding anyway is that if you all want to ask questions near the end of the presentation, you should feel free to do so. It’s just, we’ve agreed not to talk about it up here in terms of our Q&A.

But let me address the fundamentals of the marketplace for a minute, because there’s been a lot of concern where nitrogen prices were trading as we entered into 2016, that maybe the cost curve wasn’t holding and that actions by certain participants, notably the Chinese, were kind of blowing through the cost curve as it had done in many other industries—steel and aluminum, and so forth. And what I want to do is just step back and take a look at the fundamentals of our business.

So, in January, prices were reported in the US Gulf well below $200 per short ton—something in the neighborhood of $170 to $180. We looked at that pricing and believed in the validity of the cost curve; also believed that that was well below where replacement tons could come into the US Gulf. And so, we made a corporate decision to step out and start acquiring barges that were available at that price.

And what we found is that the depth of the market was very shallow. It just—there was not very much volume that was available. We were able to only buy about five or six barges, and then very quickly, in rapid succession, pricing got up to the $210, $215, $220. And then within about three weeks, it was all the way up to $250, $260. And that’s a price that we actually think is where there is some depth in the market, where both there’s willingness on the supply side and the buy side to transact volume. And that reflects in fact our view of the supply curve in the industry.

So, we really believe that the supply curve fundamentals do hold in this industry. And you end up with these short-term dislocations where pricing looks like it’s out of whack; but it really is just that—it’s these short-term anomaly situations where there’s not very much depth in the market. But when we talk about the fundamentals of our business, Henry Hub gas currently is trading at about $1.70 per MMBtu. And while I know we’ve got some hedges that are underwater currently, those things will roll off in time.

And the fundamentals of our business are, with $1.70 gas, and even with urea only trading at $200 like it was back in January, our cash margins are still north of 50%. With urea trading at $250, where it is today, our gross margins or cash margins are north of 60%.

So, the fundamentals of our business are still incredibly robust even given the lackluster pricing that’s available in the marketplace. The business continues to generate a lot of cash. And in that—with that backdrop, we’re about to bring on new production at both Donaldsonville, Louisiana and Port Neal, Iowa.

So, just within our legacy system, we’re increasing our productive capacity by about 25%, with that kind of margin structure that I just talked about; and we’re the beneficiaries of bonus depreciation that was put in place and enacted as part of the omnibus budget in December, which allows us to do 50% depreciation of the new assets we’re bringing online this year.

So, if you say roughly about $3 billion to $3½ billion of qualifying assets are being put into service by us this year, and we get to depreciate 50% of that, plus the normal kind of 10% on the double-declining straight line, that means that from a cash position this business is really humming along. So, that’s the elevator speech.

Steve Byrne:

So, why would you say that trough in nitrogen pricing occurred as late as it did this year, which was maybe a month ago, as opposed to perhaps what would be more normal in the fall? What was different this year?

Tony Will:

Yes. So, one of the things that we’ve noticed is there’s been a real hesitancy by the channel—the retailers and the wholesalers—to be willing to step out and take active positions from an inventory perspective. And a lot of that has been a result of getting burned in the past.

So, this happened in 2008, ‘09, and then again more recently here, you know, as recently as last year, where retailers and wholesalers will put on positions; the price moves against them; they’ve got big trading losses from an acquisition standpoint; and as a result, I think the channel has kind of stepped back and said they’re going to wait until they’ve got firm orders from farmers before they take big inventory positions. So, there’s been a lack of, kind of, normal-course demand in December, January, February. That, combined with the fact that the Mississippi was closed for part of that period of time.

And the only place, really, that you can reliably find liquidity in the market for traded urea is the US Gulf. And so, if you get an extra cargo or two that shows up in the Gulf, those barges need to trade. There’s no place—no outlet, really, that’s readily available for them, because the river’s closed and a lot of the retailers were having a wait-and-see attitude.

And what we saw is that those same barges were kind of just trading back and forth, and it was really driving price down. The lower price got, the less inclined people were to want to take a position, because they wanted to see where it was going to settle.

So, I think that was the floppiness that we saw. And when we stepped in to go ahead and, as I said, take a position, and tried to vacuum up some of those tons, it very quickly disappeared, and we’re back to what I would consider to be more sustainable pricing in the industry.

Steve Byrne:

And was the sentiment in those distribution channels too cautious, say, a couple of months earlier, for that same action to have been effective, to step in, buy some barges, and put a floor in their pricing?

Tony Will:

Yes. I mean, I think there has been a real hesitancy. And part of it is, as you know, when you come out of the application period in the spring and early summer, the tanks are empty; people are looking for fill pricing, and there’s really a reset, particularly on UAN and to some extent ammonia. And so, we repriced as we saw demand, and where we thought supply/demand was going to balance out, and launched our fill program.

And, you know, it ended up that, as urea continued to come down, then on a nutrient basis UAN had to keep roughly in step. And so, UAN prices continued to trade lower—in fact, well below where we had launched fill at. So, we had quite a bit of tons in the marketplace already in the distribution channel, that were priced well above where spot tons were trading, and that experience really made people much less, you know, willing to step out and take ongoing inventory positions.

And so, you saw some of that as you got into, you know, the fourth quarter; but there’s—during that period of time, there also—have a lot of demand in the Southern hemisphere from an application standpoint. So, some of those tons naturally just disappear into other marketplaces. And then, as you got into—through that application season, ready to go for spring here, increased tonnage and no outlet for it, that’s really what caused this overhang and floppiness in the market.

Steve Byrne:

And where would you say we were at in this process of filling the channel with sufficient nitrogen for the 2016 crops? You are—relative to where you would say we normally would be at, on the beginning of March?

Tony Will:

So, fall application of ammonia was down pretty substantially in North America versus where it has historically been. There was a confluence of a couple of different factors, one of which is a real focus on nitrogen stewardship with the 4R program, applying less in the fall.

Another one was just weather pattern. So, it was very warm through the balance of the fall. The soil temperatures were north of 50 degrees. That’s not good practice, to be applying ammonia with soil temperatures above 50 degrees, because it volatizes. And then, very quickly, you saw freeze and snow, and that limited the application season pretty dramatically. So, application of ammonia in the fall was light.

We continue to expect, you know, 90 million, 91 million acres of corn; a little bit of a reduction in wheat; overall nitrogen demand in North America being roughly flat, ‘16 versus ‘15. And because we were light on ammonia in the fall, that means we need that much more to go down here in the spring. So, the ammonia inventory positions, I think, are primed and ready to go.

But urea and UAN are about on par; maybe a little bit light relative to where they have been historically—urea in particular. Because as we got into the fourth quarter and the beginning part of the first quarter, North America was trading at a discount to other destinations globally. And so, you saw less cargoes kind of coming this direction. And the one or two that did just further depressed prices. So, now, as North America pricing has kind of rebounded and is operating at a bit of a premium to international parity, you see every available vessel that’s ready to go for April/May timeframe kind of pointed back this direction.

And ultimately, we think the product will be there for the farmers, but there may be some dislocations in certain regions if they’re—particularly if they go early, from an early spring perspective, that may need to bid tons out of other regions. Fortunately, we’re really well-positioned with our tons to be able to capture and—those opportunities, and supply to the farmers that need it.

Steve Byrne:	That commentary would suggest you’re relatively constructive about pricing in the near term, but there are staple cargoes that are at a price that—lower than March.

Tony Will:	Yes.

Steve Byrne:	Why is that, and is that likely to be sustained?

Tony Will:

Yes. So, what you see is that, again, there is not very much material available in the marketplace today. So, prompt delivery is more in the $260 to $270 range per short in the Gulf. With that price operating at a premium to other international destinations, there’s a number of cargoes pointed this direction that will be able to get here by the middle to end of April and early May. And because of the volume of product that’s moving this direction, it is putting some pressure on the forward price, particularly in the paper market, if you look at that as a—indicative of where things are headed.

So, the belief is, additional tons are coming; supply will be plentiful; pricing therefore is compressed in the April timeframe. But if you have an urgent need today to get the product into the marketplace, again, there’s a limited amount of supply, and that’s why price is where it is.

Now, again, Gulf pricing is probably $40 to $60 lower than in-market pricing, because somebody needs to pay to move the tons from the US Gulf into the interior, where they get applied. And as a result of that, our interior plants are able to get the benefit of the in-market premium that exists in North America.

Steve Byrne:	And what’s your outlook for that $40 to $60 premium in the Corn Belt longer-term?

Tony Will:

Yes. So, you know, a lot has been made of North America becoming in-balance or an export region. And, you know, my response to that is, show me exactly which plants are starting up that’s going to create this overhang. Because there are exactly four industrial ammonia plants that are under construction right now. That includes the Yara BASF plant that was recently announced, and then three others. And there are three integrated fertilizer plants, all three of which—you know, two of which are ours already; the third one, Wever, Iowa, will be ours upon the close of the OCI deal. And so, we’re controlling all of the new fertilizer capacity that comes online.

And when you look at what that does to the balance of trade in North America, once we’re through the close, CF will occupy about 31% of North America’s supply. Imports will still occupy about 29% to 30% of North America’s supply. So, that means, for North America to become balanced or an exporter, you basically have to replicate the entirety of the CF network over again, in order to make that happen.

And there aren’t those projects that are actually in process today. It takes, you know, four to five years to actually—once you begin a project, to have it online. None of those projects are actually started today. Which means, between now and the end of the decade, there’s no possibility of North America going long. And as long as somebody needs to pay to move those tons from the US Gulf into the interior, we’re certainly not going to undercut that pricing. We’re going to take that as the market price. So, that in-market premium is persistent and will remain.

Steve Byrne:	And you mentioned the US will remain a net importer—29%, I think you said, of demand. That’s total nitrogen?

Tony Will:	Yes. Total nitrogen.

Steve Byrne:	Are any one of the particular nitrogen products more in a state of self-sufficiency?

Tony Will:	Yes.

Steve Byrne:	Where you could have more risk of that premium eroding?

Tony Will:

Yes. So, UAN is in a situation where it’s closer to being in balance. When all the new UAN capacity comes online, we expect North America to only need about 1 million tons above its total requirements.

But we’re in a really good position with respect to UAN, because Donaldsonville, as our new ammonia production comes online, will be the largest nitrogen production complex in the world. It’ll be larger than the COSCO facility. And we’re right on the mouth of the river, between Baton Rouge and New Orleans. We have two deepwater docks.

Bert and his sales team have been doing a great job developing relationships and customers in Latin America, and we have an ability to very efficiently export product out of Donaldsonville. And once we go through the OCI transaction and become a Dutch company, we’ll be able to do that from a cash perspective, after tax, very, very efficiently.

And so, we expect to be able to put maybe a million tons into Latin America over the next year. And we’ve got a long-term agreement with one of the French co-ops in vivo, and the Geleen facility imports a fair bit of UAN for their customer base, so we’ll be able to satisfy that.

So, given our ability to very cash-effectively export UAN out of Donaldsonville, we can then rebalance the North American market so that, you know, interior demand is going to require more than just a million tons. It’ll go up closer to, you know, 2½ million, 3 million tons, depending upon our volume of exports. So, Donaldsonville is really the flywheel that allows us to help achieve an appropriate supply/demand balance in the interior.

Steve Byrne:	And of the products that you intend to export out of Donaldsonville, what would be the split by product? Is it mostly UAN?

Tony Will:

You know, I would say UAN is going to be the predominant, but a fair bit of urea as well. We periodically will export an ammonia cargo or two to people like OCP. But once the Mosaic contract kicks online, which is going to be January 1st of 2017, we’re really not going to have that much ammonia available, other than what our in-market requirements are for the product. So, our ammonia exports will likely not be very substantial after January 1 of ‘17. But UAN and urea will be available to us.

Steve Byrne:

Do you see a scenario where the increase in US capacity could essentially render Chinese supply as really less relevant in terms of what’s setting the—you know, the marginal cost of production in the US, if the US reaches a point where they don’t need Chinese product? Is that likely to happen?

Tony Will:

Yes. So, from Chinese products setting the global pricing, you know, it—our view continues to be just sort of basic economics of the highest-cost ton into the marketplace, plus transport set/stepped (ph) pricing.

And there are periods of time right now where there is sufficient production and demand is light, that the Chinese product doesn’t really need to come out in any one given month. In aggregate over the course of the year, that production is still required. So, there are—that’s why, when we put forward our cost curve, there are some months we say it—the marginal production is more like in the $225 range, and that’s when Chinese product is not required. There are other months when seaborne trade is very high and the Chinese product is bid in, that you need to be more in the $270 range.

But even in those years where the US has imported the most Chinese product that it ever has, there’ve been, I think, 1½ million tons. So, not very much of that product ever really finds its way into the US shores. The issue is that that’s the pricing in other regions, and then that establishes kind of the global price, plus transport that sets the price in the US Gulf.

Now, the question about, will that product still remain relevant from a pricing perspective—our view is yes. We just got a note from one of our guys that was over attending the spring marketing conference for the Chinese nitrogen association.

And the information coming out of that conference is a couple of really interesting bits. One is, in 2015, 86 nitrogen producers were shut down in China. That was the first time ever that more production was taken offline than was added. So, they’re actually headed the right direction, in terms of rationalizing their overall productive capacity.

The second thing is that the expectation here very shortly is that subsidies for electricity is going to be turned off to the nitrogen association producers. That’ll add somewhere between $10 and $15 per ton cost increase for most of those production facilities. And, you know, as we look at these steps that are being taken, we actually think that economics and rationality is being injected into that marketplace at a different rate than it has in the past.

But anthracite coal still represents over 50% of total Chinese production, and we don’t see, you know, the potential in the near term for that situation to unwind. And therefore, that still is going to be the benchmark of global pricing going forward.

Steve Byrne:	And the rationalized capacity in China—is it primarily older anthracite plants, or is any of it relatively newly-constructed CapEx (ph)?

Tony Will:

So, the new stuff tends to be, generally speaking, thermal coal-based. It tends to be more efficient. Those are the plants that actually have lower cost structures. Most of that stuff is running. The things that we seeing being rationalized are a certain number of the gas plants, just because there’s a different call on gas. Right now, LNG imports into the country happen at a higher cost than the exported urea Btu value, so it makes sense to turn the gas plants off.

So, some of that rationalization’s on the gas side and some of it is clearly in the older anthracite plants. Those old anthracite plants are very high particulate matter emitters, and they’re very large users of fresh water, both of which are pretty substantial concerns for the central government from an environmental and a social unrest perspective.

Steve Byrne:	So, do you see the LNG-derived gas plants being a higher-cost producer than the anthracite coal plants?

Tony Will:	No, we still see anthracite being at the marginal set of cost structure right now.

Steve Byrne:	And with the potential for that LNG to come down in price over time, that capacity is likely to remain onstream?

Tony Will:

Yes. Relative to the LNG price continuing to come down, you know, there are a number of contracts that are fairly long-term that are oil-linked. Those have already come down. You know, depending upon what one’s view in terms of the global oil trade is, we think about as low as they’re going to go. Now, there are not many new LNG contracts that are being struck on a long-term oil-linked basis. More of them are either on a pass-through basis, or shorter-term spot cargoes.

But our understanding is, even on a slice of the Sabine Pass contracts that tend to be more pass-through in structure (ph), it’s pretty small volumes that are actually done at that level. Most of them tend to be longer-term contracted volumes, and those are at kind of $3 or $4 above full cost. And so, you know, while that is lower-cost in some regions than it has been available in the past, it certainly doesn’t make the cost uniform around the globe.

Steve Byrne:

You talked about limited capacity coming onstream in North America. How do you look around the world? Do you see other regions where there’s new supply under construction that will affect the global operating rate?

Tony Will:

Yes. So, our view is, 2016 and the beginning part of 2017, you have excess supply coming online—new production coming online, versus the on-average 2% growth that’s going on in the industry today. And so, that’s why 2016, into the beginning of ‘17, has always been our view of the trough in terms of global pricing. As you get to the back end of ‘17 and then beyond, you don’t see those number of new projects that have begun already.

And because it takes four to five years to actually bring one of these integrated plants online, if they haven’t started they’re not going to be online until you get out to 2020 or beyond. And so, it’s a little floppy here for the next year, year and a half, and then it’ll start to tighten up as demand growth continues at about 2% and you don’t have the new production coming online.

The thing that’s not contemplated in that view of the world are the shutdowns and curtailments that are going on. So, Trinidad is curtailing to the tune of, you know, 15% to 20% gas (inaudible) point (inaudible) those tons are not really contemplated in that, you know, supply/demand balance. PIC in Kuwait has announced that they’re going to be closing their facility. Again, those tons aren’t accounted for. So, there tends to be some puts and takes. Overall, we continue to see a little floppiness here for the next 18 months, but things tightening up after that.

Steve Byrne:

So, how do you look at that next 18 months? It sounds like you’re relatively positive, near-term, about pricing being more favorable in the North American market near-term. What’s to keep this exaggerated trough that occurred in the last six months from repeating itself?

Tony Will:

Yes. I mean, I think that there will be moments in time where you’ll see that trough re-emerge, when North America’s not buying or applying product. But that’s certainly not where the vast preponderance of volume is going to be done. You know, that’s when there are pretty floppy market conditions.

Again, our view is, the next rung or two down off of Chinese anthracite coal is Ukrainian and Eastern European gas-based production that’s using gas—prompt gas. And that is still in the $225-ish range, you know, per short ton delivered in the US Gulf. So, that’s why our range sort of bottoms out at $225. Because there’s a fairly wide shelf of the next layer down high-cost producers in that range. It’s pretty hard to get below $225 on a sustainable, kind of replaceable cost point of view. And again, anything north of $200, with gas where it is in the continental US, our margins are still north of 50%. So, we feel very positive about the fundamentals of this business.

Steve Byrne:	If the Ukrainians’ marginal cost is in that $225, as delivered short ton to NOLA—

Tony Will:	Yes.

Steve Byrne:	—what led to the sub-$200 price? Who was unprofitable?

Tony Will:

Well, you know, again, once the tons are in the hands of the traders, then they’re looking to liquidate a position at whatever price has to fall in order to find liquidity. So, that’s why, when we stepped in to buy those tons, you didn’t see more flowing in at $200 or sub-$200. Because that’s not where the next increment of supply comes at. That—the replacement tons happen more in the, you know, $250—$225 to 250 range that we’re talking about.

So, what you see in those instances of time where product pricing drops to that level, is just excess tons floating around and no urgent demand, because you’re not in the application window. And you’ve got people afraid of taking inventory positions without demand all the way down to the farm level.

So, you end up with this short-term floppiness. And it’s at those moments when people with balance sheets, people with distribution assets, can step into the marketplace, grab those tons out, and make another, you know, $50 a ton margin on them, ultimately. And that’s why we made the move we did back in beginning part of February.

Steve Byrne:	Do you see the nitrogen producers in the Corn Belt ever moving to a price protection model like exists in P and K?

Tony Will:	Yes. So, a lot of customers would love nothing more than to go to a—

Steve Byrne:	That’s where the question’s coming from.

Tony Will:

You know, would love nothing more than to go to a consignment model of inventory. And back in 2008 and ‘09, on a very limited basis with two customers, we tried consignment. And what we found was, it’s just an absolute, just abject disaster.

You get dishonesty in the channel. You have to—unless you are staffed up to go and actually take record readings of where the tanks are, and has a single ton left, you know, what we found is, the channel had sold those tons. They hadn’t—they’d claimed to us that those tons were still in the tank. They were waiting to price them at some later point in time. And the amount of manpower it takes to really police and enforce that kind of system is much more than we have.

So, our answer is very firmly, no, we’re not going to go to a consignment approach. We’re going to find the price at which point there is liquidity in the market, and we’ll sell it at that price. But we’re not going to be sort of at the mercy of where the market goes, and potential dishonesty within the channel.

So, we’re 100% against it. And our point of view, to people that ask us about it, and claim that there are other people that will step in, is, well, be real careful about doing that. Because we are the low-cost producer—we’re certainly the low-cost on a landed, delivered basis—and our tons are going to move. So, you take an inventory position, be careful about it. Because at the end of the day, we—you know, we will find liquidity in that marketplace for our tons.

Steve Byrne:

So, you’ve put on some $3 hedges in nat gas a couple of quarters ago. I assume you weren’t thinking it would be $1.70 here in March. What’s your outlook from here and your interest level in stepping back into that hedging?

Tony Will:

Certainly a fair statement. We were not anticipating $1.70 here in March. So, let me rewind the clock and talk about when we put on the hedges, and why we did. So, we were sitting in the middle of 2015, and the expectation was increased demand across the board for natural gas in North America; increased exports to Mexico; increased coal to gas switching on the power gen sector, particularly in the face of the Mercury Air Toxics Standard—the MATS rules that had come out. Sabine Pass—the Cheniere facility was scheduled to come online in the fourth quarter, exporting, what, 4 Bcf a day.

And we looked at all of that and said, okay. We worked with a number of E&P companies and others and developed a model that said, we think replacement production of North American gas is somewhere in the kind of 3¼ to 350 range. So, if we can go ahead and forward hedge at $3, that looks like a pretty good deal to us. We’ll go ahead and do that. So, we ended up putting on hedges for about 80% of our internal North American requirement, not including OCI—doesn’t touch the European demand either.

And what happened? Well, exports to Mexico did in fact materialize and increase as expected. Coal to gas switching did happen the way it was expected. Cheniere is still not online, and so that demand didn’t materialize. And it was the warmest weather we’ve had, you know, from a winter perspective, and degree days of heating, ever. And so—or at least in recorded history. And so, demand was down dramatically. That led to the high inventory—the low prices that we’re seeing today. And that’s why we’re upside-down.

Now, fortunately, those hedges will roll off. It doesn’t affect the fundamentals of the business. But our appetite for taking more of that position going forward, I would say, is not real high. And the reason for it is, we are big believers in the North American resource base. So, the resource reserves are measured in the multiple Qcf range. The supply response is very quick. With, you know, re-fracking, and what they call super-fracking of existing wells, and ability to go down through the existing Marcellus pads in—to tap into the Utica Basin—you know, replacement costs on gas look like it’s well below what we had originally thought it was. And we’re big believers in the spot price of natural gas in North America.

So, while I’m going to stop short of saying we’ll never hedge again, you know, it’s one of those once-bitten, twice-shy kind of approaches, that I’m not real anxious to get out there and lay on a bunch of long-term hedges.

Steve Byrne:	And how’s GrowHow been working out as it—relative to what your expectations were when you bought out that—your partner?

Tony Will:

Yes. GrowHow has been an absolute home run for us. So, the expectation was, when we acquired the UK asset, we were going to ramp up pretty substantially the AN production there. The MO had been, during the previous several years, that—modulate the amount of AN production in order to keep a relatively high premium on AN.

Now, what that did is, it bid in a bunch of Lithuanian and Polish product. It also allowed urea to come in and take a pretty sizeable market share in the UK. And, you know, our approach has been—and the other sort of downside that had was, it left an awful lot of excess anhydrous ammonia that we had to sell into the industrial marketplace locally for a relatively low netback.

Now, that was—you know, our approach from a governance perspective was a little bit of separation of church and state—that the board of directors was there for governance purposes, not to make managerial decisions. We put in place the management team; we’ll let them run the company.

And, you know, unfortunately, the sort of rules of engagement around GrowHow had been established before we became a partner member in that joint venture, when Yara was a much stronger voice at the table. And Yara, because of their volume of capacity of nitrates in the European context, had no interest in the UK ending up exporting ammonium nitrate onto the Continent or other places. So, it was in their best interest to structure it that way, and our—as we came in, we didn’t really have a free hand to reshape how that entity operated.

So, our acquisition model contemplated ramping up ammonium nitrate production pretty substantially, taking share back away from both importers as well as urea, reducing the amount of merchant ammonia that we had for sale. And in fact, within—in the first five months of ownership, we set all-time production records at Billingham, above what our AN production model was for that business.

And while pricing has come down a little bit on the AN side, it’s held up remarkably well. And gas was assumed in the acquisition model to be $7.50 per MMBtu. We’re paying, like, $4.10 today.

So, it has been an absolute home run for us. There’s also many, many synergies in terms of running Geleen, now that—the Netherlands plant, with the UK as a system, than had originally been thought. And so, we’re really excited about the future and really happy to have that asset.

Steve Byrne:	Any questions from the audience? Jodie (sp) has a mike right here.

Unidentified Participant:	What do you think the prospects are for the higher-end Chinese production—that $270-a-ton production, running? And then, what months or buckets throughout the year would you expect that to be needed?

Tony Will:

Yes. So, we saw production rates in the fourth quarter onstream factor going from about 73%-ish down to 66% in January. Now, some of that was related to Chinese new year. It has bounced back a little bit. I think the latest report I’ve seen was that it’s back to about 70% onstream. And, you know, we would expect there to be ongoing rationalization.

So, we fully believe that in the next—and I hate to put a timeframe on it, because it’s hard to, you know, guess at what rate this happens. But there could be about 10 million tons that gets fully rationalized out of the system.

And as I said, the report coming out was that 86 producers are now offline, which is the first time ever that reductions have exceeded new production coming online. Even if you take all 10 million tons out of the anthracite base, assuming that all the gas plants stay online and all the thermal plants stay online, anthracite is still going to represent about 35% to 40% of the productive capacity in China. And so, from our perspective, that is, at least within line of sight, going to continue to be the reference point on which all urea is priced on a global basis.

Steve Byrne:	Any other questions?

Unidentified Participant:

Two quick ones. Can you just comment on what you think pro forma maintenance CapEx will be as a combined company post the deal? And then I just want to make sure I understand the math you’re implying on the cash tax benefit this year from accelerated (ph) depreciation. Do you expect to be paying any cash taxes this year?

Tony Will:

So, on the first part of that question, maintenance CapEx—today, the legacy CF network is about $350 million of maintenance capital per year. When you expand to include the new plant coming online with the GrowHow assets, that’s about 4 million, 4¼ million. When we expand to include the assets that we’ll be acquiring with OCI, that number is circa $500 million. So, straight maintenance capital does not include any improvement projects. $500 million is what we’re expecting to spend year on year.

And as we talk about bonus depreciation this year, you know, it’s sort of one-zone perspective of what they think the profit generation of the enterprise is going to be. We feel very comfortable that we’re going to have kind of somewhere in the 55% to 60% depreciation shield for about $3 billion to $3½ billion of new assets being put in service. So, under a lot of various scenarios that you could imagine, that would basically more than cover any US taxes that would be owing.

Steve Byrne:	Any other questions up here?

Unidentified Participant:	Tony, could you just give us a simple explanation for why, other than the tax domicile, it’s better to be on two sides of the Atlantic versus one side?

Tony Will:

Yes. I mean, there’s a couple of elements, Bill, that sort of drive that. The first one is, the only other integrated fertilizer plant being built in North America is the Wever facility. That tucks really nicely into our network.

There are a lot of operational synergies that we get by having that plant be part of our system. And even though we’ve never claimed any sort of revenue synergies or dyssynergies of not having it, you know, the fact of the matter is, OCI does not have an extensive distribution network in North America, and therefore those tons would sort of need to be—pardon the expression, but sort of belched out into the marketplace on a ratable basis. And, you know—and we feel like we can have a much more stable market by us owning that asset and running it through our extensive distribution network and assets. So, that’s—you know, that’s number one.

The second one, as you mentioned, is a lower tax rate overall. We’re expecting our effective tax rate to drop from 35% down to between sort of 20% and 23%, depending upon the assumption one makes.

And then the third one really is the efficiency of being able to export Donaldsonville tons. So, today, as a US citizen, we have to pay 35%, basically, taxes on profits we realize anywhere in the world. It doesn’t matter whether we export those tons or ship them into the Corn Belt, we’re still paying the same rack rate taxes.

In the future, as a Netherlands-based company, we’ll be able to do transfer pricing on tons from Donaldsonville to the Dubai trading company. That’ll happen at a cost-plus basis. So, call it cost-plus-20, cost-plus-25. It’s only that thin slice of the plus that gets taxed at the US rate. Now the tons are—title is transferred to Dubai, Dubai company will sell that elsewhere in the world. The rest of the profit accrues in Dubai, and because we’re not a US company any more, the US has no claim on the profits that were realized there.

Similarly, we’re in the tax-free zone in Dubai. So, Dubai doesn’t tax the profit. And because the Netherlands is on a territorial tax system, not a global tax, the Netherlands doesn’t tax those profits. So, all the profits we realize on the trading activity in Dubai are otherwise untaxed and available to us in a complete way. What that does is, it provides us actually an economic incentive to export product out of Donaldsonville as opposed to send it up into the Corn Belt.

And so, by doing that, we not only make more on an after-tax net basis, but we also further reinforce the supply/demand balance in the in-market North American context, which guarantees our in-market premium, you know, for the future. So, it really is a kind of strategic element that sets us up extraordinarily well for the future.

Steve Byrne:	We’re out of time. Thank you, Tony.

Tony Will:	Steve, thanks so much. Appreciate it. Thank you all.

Forward-Looking Statements

All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses (the “ENA Business”) and the future performance and operation of the strategic venture with CHS Inc. (the “CHS Strategic Venture”); statements about future strategic plans; and statements about future financial and operating results.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, risks associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement with CHS Inc. over the life of the supply agreement and risks that any challenges related to the CHS Strategic Venture will harm the Company’s other business relationships; the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company may not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned, on budget or at all; risks associated with expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; potential liabilities and expenditures related to environmental, health and safety laws and regulations and permitting requirements; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with the Company’s Point Lisas Nitrogen Limited joint venture (“PLNL”); acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness.

Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; the effect of future regulatory or legislative actions on the new holding company (“New CF”), the Company and the ENA Business; risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that governmental or regulatory actions delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the Company and the ENA Business are subject to business uncertainties and contractual restrictions while the OCI Transaction is pending (including the risk that the Company is limited from engaging in alternative transactions and could be required in certain circumstances to pay a termination fee); the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the ENA Business are unable to retain and hire key personnel; the risk that closing conditions related to the Natgasoline joint venture may not be satisfied; the risk that the Company, New CF and the ENA Business will incur costs related to the OCI Transaction that exceed expectations; the risk that the businesses of the Company and the ENA Business will not be integrated successfully; the risk that the cost savings and any other synergies from the

OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the ENA Business or the Company, may not be available on a timely basis and on reasonable terms; unanticipated costs or liabilities associated with the OCI Transaction-related financing; the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations; risks associated with New CF’s management of new operations and geographic markets; and the risk that the ENA Business is unable to complete its current production capacity development and improvement projects on schedule as planned, on budget or at all.

More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission (the “SEC”), including CF Industries Holdings, Inc.’s most recent annual report on Form 10-K, which is available in the Investor Relations section of the Company’s web site. Please refer to the Risk Factors section of the Registration Statement on Form S-4 filed with the SEC by CF B.V. (SEC File No. 333-207847) for a description of additional factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements.  Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.